Exhibit 99.1

Medigus Announces Corporate Rebranding and

Launch of New Website

Tel Aviv, Israel, October 12th, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced it has completed a corporate rebranding process, including but not limited to, a new brand logo, a new website and an investor lobby, http://www.medigus.com/.

Medigus’ corporate rebranding reflects the Company’s business direction and plans for positioning itself as an innovative technology company, which is aligned with its strategic targets to provide a greater return to our shareholders.

On the new website, Medigus’ partners and investors can find information regarding all of Medigus’ activities: Charging Robotics Ltd. (100%), Revoltz Ltd. (19.99%), Polyrizon Ltd. (35.86%), ScoutCam Inc. (OTCQB:SCTC) (27.76%), Jeff’s Brands Ltd. (50.03%), Gix Internet Ltd. (TASE: GIX) (33.17%) and Eventer Technologies Ltd. (47.69%).

Medigus recently announced record financial results for the six months ended June 30, 2021. Revenues reached a record high, and totaled $2,393,000. Net income for the period reached a record of $7,927,000. Shareholders’ equity totaled $53,904,000 in cash, and cash equivalents totaled $29,642,000 as of June 30, 2021.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC) Inc., and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff's Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing revenue aspirations. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com